CM 6/29

04019707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED JUN 24 2004 WASH. D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MODERN INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23482 PERALTA DR #B-1
(No. and Street)

LAGUNA HILLS (City) CA (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALDEN E ANDREW (949)837-0517
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITTENBERG & WITTENBERG
(Name — if individual, state last, first, middle name)

767 S. SUNSET AVE #6 (Address) WEST COVINA (City) CA (State) 91790 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALDEN E. ANDREW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MODERN INVESTMENT CORPORATION, as of APRIL 30, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

SALLY MORGAN
Comm. # 1356569
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 12, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Modern Investment Corporation
23482 Peralta Dr #B-1, Laguna Hills CA 92653
Tel: (949)837-0517 Fax: (949)837-2922

LETTER OF RECONCILIATION regarding differences between 5th FOCUS and audited report for Modern Invesment Corporation.

At the time of audit the annual NASD assessment invoice had been received, but had not been paid. Auditor determined that previous fiscal year included last billing, so current billing should be included in this fiscal year as an account payable.

	5th FOCUS	AUDIT	CHANGE
Total Assets	13,352	13,352	0
Total Liabilities	0	720	720
Ownership Equity	13,352	12,632	(720)
Liabilty & Equity	13,352	13,352	0

Sincerely,

Alden E. Andrew,
President

MODERN INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AS OF APRIL 30, 2004

TOGETHER WITH AUDITORS' REPORT

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

WITTENBERG & WITTENBERG
CERTIFIED PUBLIC ACCOUNTANTS, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MODERN INVESTMENT CORPORATION:

We have audited the balance sheet of Modern Investment Corporation (a California Corporation) as of April 30, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Investment Corporation as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules entitled "Statement of Changes in Liabilities Subordinated to Claims of General Creditors", "Computation for Determination of Reserve Requirements for Broker Dealers under Rule 15c-3-3", and "Computation of Net Capital Under SEC Rule 15c-3-1" are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

West Covina, California
May 14, 2004

MODERN INVESTMENT CORPORATION
BALANCE SHEET

APRIL 30, 2004

ASSETS

Current assets:	
Cash and equivalents	$3,160
Certificate of deposit (maturing October, 2004)	10,007
Commissions receivable	0
Prepaid insurance	185
Prepaid Franchise taxes	0
Total current assets	13,352
Office equipment, net of accumulated depreciation of $2,282	0
Total assets	$13,352

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Commissions payable	$0
Accounts payable	720
Total current liabilities	720
Shareholder's equity:	
Capital stock, par value $1.00, 200,000 shares authorized, 1,000 shares issued & outstanding	$1,000
Paid-in capital	4,000
Retained earnings	7,632
Total shareholder's equity	12,632
Total liabilities and shareholder's equity	$13,352

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED APRIL 30, 2004

REVENUES:	
Commissions earned	$19,937
Interest and other income	107
	20,044
OPERATING EXPENSES:	
Sales commissions	4,003
Taxes and licenses	25
Insurance	370
NASD and SIPC fees	702
Accounting & legal fees	925
Management fees	13,448
	19,473
NET (LOSS) PROFIT BEFORE TAXES	571
PROVISION FOR INCOME TAXES	800
NET INCOME (LOSS)	($229)

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2004

	Common Shares Outstanding	Capital Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, April 30, 2003	1,000	$1,000	$4,000	$7,861	$12,861
Net loss for the year ended April 30, 2004				(229)	(229)
Balance, April 30, 2004	1,000	$1,000	$4,000	$7,632	$12,632

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2004

OPERATING ACTIVITIES:	
Net income	($229)
Changes in operating assets and liabilities:	
Receivables	0
Prepaid expenses	799
Payables	716
Net cash flows from operating activities	1,286
INVESTING ACTIVITIES:	
Increase in investment in certificates of deposit	(7)
Net cash flows from investing activities	(7)
Net cash flows from all activities	1,279
Cash and equivalents, beginning of year	1,881
Cash and equivalents, end of year	$3,160
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$0
Income taxes paid	$0

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:
For purposes of the statement of cash flows, the Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property, plant and equipment:
Office equipment was depreciated over a five-year life, using a declining-balance method.

The Company follows the policy of capitalizing expenditures that significantly increase the life of the related assets and charging maintenance and repairs to expense. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in income.

Revenue recognition:
New sales commission revenues are recognized on a trade date basis. "Trail commissions", which collections are not determined by the Company, are recorded when received.

Use of estimates:
The preparation of financial statements in accordance with generally accepted accounting principles requires Company management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company's sole shareholder earns commissions by brokering securities transactions for the Company. During fiscal 2004, the Company paid or accrued $69 in commissions to such shareholder for such services.

The Company occupies space leased by the sole shareholder on a rent-free basis. In addition, certain administrative services and facilities costs are provided by the sole shareholder at no cost to the Company.

During fiscal 2004, the sole shareholder charged the Company $13,448 for management services provided.

3. INCOME TAXES

The provision for income taxes for fiscal 2004 consisted of the following:

Federal taxes	$0
California franchise taxes	800
Total	$800

4. MINIMUM NET EQUITY REQUIREMENTS:

As a broker–dealer subject to the Securities and Exchange Commission's rules and regulations, the Company must maintain certain minimum net equity levels, generally equal to the greater of one–half of the Company's aggregate indebtedness, or $5,000. At April 30, 2004 the Company was in compliance with such requirements.

5. DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

The commissions receivable reflect broker's commissions earned through the sale of mutual funds, annuities, and limited partnership investments. Such receivables are paid to the Company by the respective investment companies, and are not generally subject to risks related to uncollectibility. The related commissions payable to brokers are generally paid once the related receivables have been collected. In general, the commissions receivable and payable are settled within 30 days of the trade date.

MODERN INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
APRIL 30, 2004

NO SUBORDINATED LIABILITIES.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15c-3-3
APRIL 30, 2004

The registrant is exempt from the requirements of Rule 15c-3-3 pursuant to a k(2)(a) exemption, in that the registrant clears all of its customers' transactions through a bank in which it has established a special account for exclusive benefit of customers and registrant does not handle any customer funds or securities.

MODERN INVESTMENT CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c-3-1
APRIL 30, 2004

SHAREHOLDER'S EQUITY:	
Paid-in capital	$5,000
Retained earnings	7,632
Total	12,632
Less haircut adjustment for:	
Certificates of deposit	(38)
Non-allowable assets	(185)
ADJUSTED NET EQUITY	12,409
LESS: MINIMUM CAPITAL REQUIREMENTS ($5,000 OR 1/2 OF AGGREGATE INDEBTEDNESS, WHICHEVER IS GREATER)	5,000
EXCESS EQUITY	$7,409
EXCESS NET CAPITAL AT 1000%	$12,337
AGGREGATE INDEBTEDNESS AS OF APRIL 30, 2004	$720

The net capital and excess equity amounts shown above, of $12,409 and $7,409 respectively, are identical to the amounts shown in the Company's Focus report as of April 30, 2004.

WITTENBERG & WITTENBERG
CERTIFIED PUBLIC ACCOUNTANTS, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MODERN INVESTMENT CORPORATION:

We have audited the financial statements of Modern Investment Corporation (the "Company") for the year ended April 30, 2004 and have issued our report thereon dated May 14, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a−5(j) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a−5(j), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a−3(a)(11) and determining compliance with the exemptive provisions of Rule 15c−3−3: (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a−13: and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a−5(j) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission (or other designated regulatory organization and other regulatory agencies which rely on Rule 17a–5(j) under the Securities and Exchange Act of 1934) and should not be used for any other purpose.

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

West Covina, California
May 14, 2004